BRIGHTWAYS CORPORATION

127 Flowers Avenue
Langhorne, PA 19047-2811

Phone: (267) 560-7183

March 5, 2018

CORRESPONDENCE FILING VIA EDGAR

Barbara C. Jacobs Assistant Director

Office of Information Technologies and Services

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Brightways Corporation
Amendment No. 3 to Offering Statement on Form 1-A
Filed February 22, 2018
File No. 024-10785

Dear Ms. Jacobs:

On behalf of Brightways Corporation (the “Company”), I hereby request that the Securities and Exchange Commission (the “Commission”) issue a qualification order for the above-referenced Offering Statement on Form 1-A, as amended, so that it may be qualified by 4:00 P.M. Eastern Time on Wednesday, March 7, 2018, or as soon thereafter as is practicable.

Please note that the Company acknowledges the following:

●	should the Commission or the staff (the “Staff”), acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the Staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert Staff comments and/or the qualification of the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further, the Company also agrees that it will only sell shares of its common stock pursuant to the subject Offering Statement in states where the offering is registered or where there is an applicable exemption from the applicable state’s securities law available.

Sincerely,
Brightways Corporation

/s/ Stephen DiFerdinando
Stephen DiFerdinando
Chief Executive Officer